UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
January 29, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

Johannesburg. Monday 28 January 2008. Harmony Gold Mining Company Limited (Harmony) is investigating the feasibility of re-mining some of its old tailings dams at its operations in the Welkom area.
The objectives of the project are to re-mine old tailings dams, re-process the tailings to extract gold and consolidate the residue tailings from the processing plant onto three tailings facilities.
Nine historic tailings dams in the Welkom area are being considered as part of this project. The proposed operations in Welkom will process about 240Mt of tailings from these existing tailings dams. The project consists broadly of the following components:
Graham Briggs, Chief Executive Officer says, “The re-mining of tailings presents an ideal opportunity to consolidate tailings facilities spread across the region into three tailings facilities. This will allow for better management of the facilities and the implementation of stricter control on environmental management, which earlier facilities may not have taken into account during design.”
The reprocessing of tailings is focused on gold extraction. The potential extraction of uranium is still being assessed.
Gold may be reclaimed from the slurry at the existing St Helena processing plant, situated south-west of Welkom. The plant was mothballed almost three years ago and could be brought into production again. It may be expanded to allow for the treatment of the required volumes of slurry.
Several regulatory processes are being conducted, including an Environmental Impact assessment. The purpose of the EIA is to evaluate potential negative and positive environmental and social impacts.
Should the Harmony re-mining project be approved by the authorities, it is expected that construction at these operations will commence towards the end of 2008. It is anticipated that about 130 temporary job opportunities will be created during the construction phase. Furthermore, about 150 permanent jobs are expected to be created by the project over a 20- year period. This is subject to the outcome of the engineering studies.
Three significant benefits that will flow from the proposed project include addressing environmental concerns related to the existing nine tailings dams; consolidating tailings using current best practice and significantly reducing current environmental impacts; and the economic benefit of gold recovery.
Harmony’s successful and profitable tailings project near Virginia, the R41 million Phoenix project, was upgraded to process 500 000 tonnes per month. It is anticipated that the St Helena plant would be a profitable business; capital and working cost estimates are yet to be finalised.
Harmony welcomes stakeholders participation in the EIA process to identify issues of concern and suggestions for enhanced benefits.
ends.
Issued by Harmony Gold Mining Company Limited
28 January 2008
For more details contact:
Graham Briggs Chief Executive Officer
on +27(0)11 411 2012 +27 (0) 83 265 0274
or
Amelia Soares General Manager, Investor Relations
on +27 (0) 11 411 2314 or +27 (0)82 654 9241
Corporate Office: Randfontein Gold Mine P O Box 1 Randfontein 1796 South Africa
T +27 (11) 411 2000
For the comprehensive set of results please visit www.harmony.co.za
JSE: HAR HAR NYSE: HMY NASDAQ: HMY ISIN No.: ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 29, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer